CUSIP No. M40868107           13D
  ___________________________________________________________________________

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 13)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                               June 16, 1999
          (Date of Event which Requires Filing of This Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 /  /


                                  Page 1 of 6 Pages




 CUSIP No. M40868107                  13D
 ___________________________________________________________________________



      This Amendment No. 13 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, Amendment No. 10, dated May 27, 1999, Amendment No. 11, dated May 29, 1999, and Amendment No. 12, dated June 15, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard
 J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

       Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

           On June 16, 1999, Messrs. Genger and Gottstein published in an Israeli newspaper a clarification notice regarding the upcoming Combined Extraordinary and Annual General Meeting of Shareholders of the Company to be convened on June 23, 1999. In the notice, Messrs. Genger and Gottstein also announced that so long as their nominees are selected to the Board of Directors of the Company, they commit to ensure that a majority of the Board will consist of individuals who have no present or prior business affiliation with either of them. A copy of the clarification notice to shareholders of the Company (translated into English) is attached hereto as Exhibit 27.

       Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.


 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

       Exhibit 27:  Clarification Notice to Shareholders of the Company



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 16, 1999


                               /s/ Barnard J. Gottstein
                               ------------------------------------
                               Barnard J. Gottstein
                               Individually and as Trustee of the Barnard
                               J. Gottstein Revocable Trust


                               BARNARD J. GOTTSTEIN REVOCABLE TRUST


                               /s/ Barnard J. Gottstein
                               ------------------------------------
                               Barnard J. Gottstein
                               Trustee




                               EXHIBIT INDEX


 Exhibit
 Number                   Title                                     Page
 -------                  -----                                     ----

 27                Clarification Notice to Shareholders              6
                   of the Company